23000722

ION

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66424

SEC Mail Processing
MAR 0 1 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TLG Lenox, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3384 Peachtree Road NE, Suite 300
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James M. Fite, Jr.	(404) 419-1660	jfite@lenoxgroupllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James M. Fite, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TLG Lenox, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

EMMA CRUMPTON NOTARY PUBLIC GEORGIA EXPIRES DEC 14, 2026 DEKALB COUNTY

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TLG Lenox, LLC

Financial Statements
For The Year Ended December 31, 2022
With Report of Independent
Registered Public Accounting Firm

TLG Lenox, LLC

Table of Contents
December 31, 2022

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TLG Lenox, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TLG Lenox, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

February 24, 2023
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

TLG Lenox, LLC

Statement of Financial Condition
As of December 31, 2022

Assets	
Cash	$ 624,578
Accounts Receivable	16,453
Due from Member	6,842
Prepaid expenses and deposits	2,437
Right of Use Asset	390,614
Total assets	**$1,040,924**
Liabilities and member's equity	
Liabilities	
Deferred revenue	25,000
Accounts Payable and Accrued Expenses	1,813
Lease Liability	392,646
Total liabilities	**419,459**
Member's equity	621,465
Total liabilities and member's equity	**$1,040,924**

See accompanying notes.

TLG Lenox, LLC

Statement of Operations
For the Year Ended December 31, 2022

Revenues	
Investment Banking	$ 701,453
Interest	1,830
Other	4,543
Total Revenues	707,826
Expenses	
Compensation and Benefits	638,402
Occupancy	78,562
Technology and Communications	28,475
Other	97,495
Total expenses	842,934
Net Loss	(135,108)

See accompanying notes.

TLG Lenox, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

Member's equity,	
Beginning balance, December 31, 2021	**756,573**
Net Loss	**(135,108)**
Ending Balance, December 31, 2022	**621,465**

See accompanying notes.

TLG Lenox, LLC

Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities	
Net Loss	**$ (135,108)**
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in:	
Accounts Receivable	**(16,453)**
Due from Member	**(6,842)**
Right of Use Asset	**(315,401)**
Accounts payable and accrued expenses	**(1,553)**
Due to Member	**(115,849)**
Prepaid expenses and deposits	**(72)**
Lease Liability	**305,276**
Deferred Revenue	**25,000**
Net cash used by operating activities	**(261,002)**
Net decrease in cash	**(261,002)**
Cash,	
Beginning of year	**885,580**
End of year	**$ 624,578**

See accompanying notes.

1. **Description of Business and Summary of Significant Accounting Policies**

Description of Business and Organization

TLG Lenox, LLC (the "Company") is a registered broker-dealer and is a wholly-owned subsidiary of Lenox Capital Partners, LLC (the "Member"), and an affiliate of The Lenox Group, LLC ("Lenox Group"). As a limited liability company, the Member's liability is limited to its investment. The Company provides merger and acquisition and financial and capital advisory services to various clients and industries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review, no allowance for credit losses is considered to be necessary.

Revenue Recognition

Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract;

whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to satisfaction of the performance obligations identified by the Company are reflected as deferred revenue.

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee based transaction. The Company recognizes certain retainer fee revenue from contracts with customers upon delivery of a list of possible participants to the transaction and delivery of specified marketing materials as these are the performance obligations identified by the Company. The amount of retainer revenue recognized without the consummation of a success fee based transaction or formal termination of the engagement was $70,000 which is included in investment banking revenue in the accompanying Statement of Operations.

Income Taxes

As a limited liability Company, the tax consequences of the Company's operations all pass through to the Member who files income tax returns as a partnership. Accordingly, the Company's financial statements do not include a provision for income taxes. Financial Accounting Standards Board ("FASB") Accounting Standards Codification "(ASC") 740-10, Accounting for Uncertainty in Income Taxes, requires management to evaluate tax positions taken by the Company to determine if they are more likely than not to be sustained upon examination by the taxing jurisdictions. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2022, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the Company's financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to 1. At December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.00, and the Company had net capital of $595,733 which was $590,733 in excess of its required net capital of $5,000.

3. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2022.

4. Concentration

Approximately 85% of Investment Banking revenue earned during 2022 was from one customer.

5. Related Party Transactions

The Company has an informal arrangement with its Member, whereby the Member pays for substantially all expenses of the Company, including personnel services, technology, occupancy and other administrative costs and is reimbursed by the Company.

The amount expensed by the Company from the Member's payment of these costs in accordance with this arrangement was approximately $831,000. The balance due from Member on the accompanying statement of financial condition arose from an overpayment from the Company to the Member under this arrangement.

Financial condition and results of operations could differ from the amounts in the accompanying financial statements if this arrangement did not exist.

6. Lease Commitment

The Company leases office space under a non-cancelable operating lease expiring in 2028. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use ("ROU") asset on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 6% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments), less the unamortized balance of lease incentives received.

Maturity of the lease liability under the non-cancelable operating lease is as follows:

2023	$48,373
2024	$84,031
2025	$86,562
2026	$89,163
2027	$91,827
Thereafter	$54,980
Total	$454,936

Total Undiscounted lease payments	$454,936
Less Imputed Interest	<62,290>
Total Lease Liability	$392,646

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e. building's property taxes, insurance and common area maintenance). These variable lease payments are not included in the lease payments used to determine the lease liability and are thus recognized as variable costs as incurred.

The total lease costs including variable costs associated with this lease for the year ended December 31, 2022 were $78,562.

The lease liability exceeds the ROU asset due to an unamortized lease incentive.

Supplementary Information

Schedule I
TLG LENOX, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION AS OF DECEMBER 31, 2022

Computation of net capital	
Member's equity, December 31, 2022	$ 621,465
Less non-allowable assets	25,732
Net capital	**$ 595,733**
Aggregate Indebtedness:	
Total liabilities	**$ 419,459**
less: Right of Use Asset	**(390,614)**
	$ 28,845
Computation of Basic Net Capital Requirements:	
Minimum net capital required at greater of 6 2/3% of aggregate indebtedness or $5,000	**5,000**
Excess Net Capital	**590,733**
Ratio of aggregate indebtedness to net capital	**0.05 to 1.00**

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2022

There was no significant difference between net capital as reported in Part IIA of Form X-17A-5, as amended, as of December 31,2022 and net capital as reported above.

TLG LENOX, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2022

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the SEC Release No. 34-70073 dated July 30, 2013 and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2022

With respect to the Information Relating to Possession or Control Requirement under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the SEC Release No. 34-70073 dated July 30, 2013 and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TLG Lenox, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) TLG Lenox, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) TLG Lenox, LLC stated that TLG Lenox, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. TLG Lenox, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TLG Lenox, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 24, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

TLG Lenox LLC

Member FINRA and SIPC

3384 Peachtree Road, N.E. Suite 300 Atlanta, Georgia 30326 404.419.1660 Fax: 404 .419.1661

TLG LENOX, LLC'S EXEMPTION REPORT

We, as members of management of TLG Lenox, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have preformed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e. paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transferred in compliance with paragraph (a) or (b)(2) of the Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined by Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2022 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2022 to December 31, 2022 without exception.

James M. Fite, CFA

February 18, 2023